Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated August 12, 2015 and should be read in conjunction with the unaudited consolidated financial statements for the period ended June 30, 2015 and the audited consolidated financial statements for the year ended December 31, 2014 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended June 30, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.
Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “funds flow from operations”, “funds flow from operations per share”, “funds flow from operations per share - diluted”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, "adjusted dividends", “net debt”, “netback”, “market capitalization” and “total capitalization”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share and funds flow from operations per share - diluted are calculated as funds flow from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended June 30			Six months ended June 30
($000s)	2015	2014	% Change	2015	2014	% Change
Cash flow from operating activities	491,636	646,485	(24)	890,345	1,220,621	(27)
Changes in non-cash working capital	21,388	(23,627)	(191)	50,313	(31,117)	(262)
Transaction costs	8,755	9,681	(10)	9,698	9,970	(3)
Decommissioning expenditures	2,481	4,149	(40)	7,408	17,310	(57)
Funds flow from operations	524,260	636,688	(18)	957,764	1,216,784	(21)
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, impairment to property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS. The Company has previously referred to adjusted net earnings from operations as "operating income".
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended June 30			Six months ended June 30
($000s)	2015	2014	% Change	2015	2014	% Change
Net income (loss)	(240,448)	98,586	(344)	(286,512)	129,476	(321)
Amortization of E&E undeveloped land	47,517	69,194	(31)	94,754	135,631	(30)
Unrealized derivative losses	359,155	81,597	340	312,539	217,781	44
Unrealized foreign exchange (gain) loss on translation of US dollar senior guaranteed notes	(31,001)	(38,947)	(20)	99,699	1,994	4,900
Unrealized (gain) loss on long-term investments	13,160	(5,277)	(349)	(10,537)	(8,895)	18
Gain on capital acquisitions	(6,259)	-	-	(6,259)	-	-
Deferred tax relating to adjustments	(101,746)	(30,573)	233	(135,035)	(95,333)	42
Adjusted net earnings from operations	40,378	174,580	(77)	68,649	380,654	(82)

CRESCENT POINT ENERGY CORP.	1

Adjusted dividends is calculated as dividends declared to shareholders less the fair value of the discount on the market value of Crescent Point common shares issued pursuant to the Company's Premium DividendTM and Dividend Reinvestment Plan ("DRIP") and the Share Dividend Plan ("SDP"). Management utilizes adjusted dividends to present the value of dividends declared to shareholders if settled completely in cash.
The following table reconciles dividends declared to shareholders or declared to adjusted dividends:

	Three months ended June 30			Six months ended June 30
($000s)	2015	2014	% Change	2015	2014	% Change
Dividends declared to shareholders	330,445	286,128	15	647,913	564,404	15
Fair value of discount on market value of shares issued pursuant to DRIP and SDP	(5,313)	-	-	(10,161)	-	-
Adjusted dividends	325,132	286,128	14	637,752	564,404	13
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.
The following table reconciles long-term debt to net debt:

($000s)	June 30, 2015	December 31, 2014	% Change
Long-term debt (1)	3,985,084	2,943,074	35
Accounts payable and accrued liabilities	671,016	839,228	(20)
Dividends payable	115,927	102,697	13
Cash	(20,625)	(3,953)	422
Accounts receivable	(383,707)	(418,688)	(8)
Prepaids and deposits	(7,782)	(6,519)	19
Long-term investments	(61,676)	(49,878)	24
Excludes:
Equity settled component of dividends payable	(36,586)	(29,806)	23
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(284,745)	(185,046)	54
Net debt	3,976,906	3,191,109	25

(1)	Includes current portion of long-term debt.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Total capitalization is calculated as market capitalization plus net debt. Total capitalization is used by management to assess the amount of debt leverage used in the Company's capital structure. Refer to the Liquidity and Capital Resources section in this MD&A.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	2

Results of Operations
Production

	Three months ended June 30			Six months ended June 30
	2015	2014	% Change	2015	2014	% Change
Crude oil and NGL (bbls/d)	137,742	125,344	10	138,886	122,183	14
Natural gas (mcf/d)	83,366	72,143	16	83,118	70,858	17
Total (boe/d)	151,636	137,368	10	152,739	133,993	14
Crude oil and NGL (%)	91	91	-	91	91	-
Natural gas (%)	9	9	-	9	9	-
Total (%)	100	100	-	100	100	-
Production increased by 10 percent and 14 percent in the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014, primarily due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the third quarter of 2014, partially offset by natural declines. The Company's weighting to oil and NGLs in the three and six month periods ended June 30, 2015 remained consistent with the 2014 comparative periods.
On June 30, 2015, Crescent Point acquired approximately 20,000 boe/d of production in southeast Saskatchewan, Manitoba, Alberta and North Dakota from Legacy Oil + Gas Inc. ("Legacy").
The following is a summary of Crescent Point's production by area:

	Three months ended June 30			Six months ended June 30
Production By Area	2015	2014	% Change	2015	2014	% Change
Southeast Saskatchewan and Manitoba	85,352	80,425	6	86,954	77,007	13
Southwest Saskatchewan	31,785	28,285	12	31,812	28,921	10
United States	22,751	16,311	39	21,972	16,194	36
Alberta and West Central Saskatchewan	11,748	12,347	(5)	12,001	11,871	1
Total (boe/d)	151,636	137,368	10	152,739	133,993	14
In the three and six months ended June 30, 2015, the Company drilled 185 (142.6 net) wells and 428 (359.1 net) wells, respectively, focused primarily in the Viewfield Bakken resource play in southeast Saskatchewan, the Shaunavon resource play in southwest Saskatchewan, the Flat Lake resource play in southeast Saskatchewan, the Viking resource play in southwest Saskatchewan and the Uinta Basin resource play in northeast Utah.
Marketing and Prices

	Three months ended June 30			Six months ended June 30
Average Selling Prices (1)	2015	2014	% Change	2015	2014	% Change
Crude oil and NGL ($/bbl)	60.09	97.52	(38)	53.44	95.19	(44)
Natural gas ($/mcf)	3.02	5.42	(44)	3.08	5.59	(45)
Total ($/boe)	56.25	91.83	(39)	50.27	89.76	(44)

(1)	The average selling prices reported are before realized derivatives and transportation.

	Three months ended June 30			Six months ended June 30
Benchmark Pricing	2015	2014	% Change	2015	2014	% Change
Crude Oil Prices
WTI crude oil (US$/bbl)	57.96	102.98	(44)	53.29	100.81	(47)
WTI crude oil (Cdn$/bbl)	71.56	111.93	(36)	65.79	110.78	(41)
LSB crude oil (Cdn$/bbl) (1)	65.54	103.53	(37)	57.98	101.19	(43)
LSB oil differential (%)	8	8	-	12	9	3
WCS crude oil (Cdn$/bbl) (2)	57.31	90.07	(36)	49.55	87.00	(43)
WCS oil differential (%)	20	20	-	25	21	4
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf)	2.67	4.69	(43)	2.71	5.33	(49)
AECO monthly index natural gas (Cdn$/mcf)	2.67	4.68	(43)	2.81	4.72	(40)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.81	0.92	(12)	0.81	0.91	(11)

(1)	LSB refers to the Light Sour Blend crude oil price.

(2)	WCS refers to the Western Canadian Select crude oil price.

CRESCENT POINT ENERGY CORP.	3

In the second quarter of 2015, the Company's average selling price for oil decreased 38 percent from the same period in 2014, primarily as a result of a 44 percent decrease in the US$ WTI benchmark price which was partially offset by a weaker Canadian dollar and a corporate oil price differential that was narrower on an absolute dollar basis.
Crescent Point's corporate oil differential for the second quarter of 2015 was $11.47 per bbl, or 16 percent, compared to $14.41 per bbl, or 13 percent, in the second quarter of 2014. The Company’s corporate oil differential for the second quarter of 2015 was impacted by the weakening of prices for propane, butane and condensate. NGL production of 8,518 bbls/d for the second quarter of 2015 accounted for 6 percent of Crescent Point’s total production. The Cdn$ WTI - LSB differential and Cdn$ WTI - WCS differential remained consistent at 8 percent and 20 percent, respectively, with the same period in 2014.
In the six months ended June 30, 2015, the Company's average selling price for oil decreased 44 percent from the same period in 2014, primarily as a result of a 47 percent decrease in the US$ WTI benchmark price which was partially offset by a weaker Canadian dollar and a corporate oil price differential that was narrower on an absolute dollar basis.
The Company's corporate oil differential for the six months ended June 30, 2015 was $12.35 per bbl, or 19 percent, compared to $15.59 per bbl, or 14 percent, in the same period of 2014. The Company's corporate oil differential for the six months ended June 30, 2015 was impacted by a widening of light oil differentials and medium and heavy oil differentials. In the six months ended June 30, 2015, the Cdn$ WTI - LSB differential widened to 12 percent from 9 percent in the same period of 2014 and the Cdn$ WTI - WCS differential widened to 25 percent from 21 percent in the same period of 2014.
The Company's exposure to medium and heavy oil differentials increased in 2015 due to the Company's growing production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices. The Company is also exposed to Yellow wax crude and Black wax crude oil differentials in the Uinta Basin.
To mitigate against price risks, the Company has an active 3½ year hedging program for Canadian dollar denominated WTI prices and for differentials where applicable. In addition, the Company continues to deliver crude oil through its various rail terminals to provide access to diversified markets and pricing.
The Company's average selling price for gas in the second quarter of 2015 decreased 44 percent from $5.42 per mcf in the second quarter of 2014 to $3.02 per mcf in the second quarter of 2015, primarily as a result of the 43 percent decrease in AECO daily benchmark price. The Company's average selling price for gas of $3.08 per mcf for the six month period ended June 30, 2015 decreased 45 percent from the same 2014 period, primarily as a result of the 49 percent decrease in AECO daily benchmark price and the impact of NYMEX based pricing received on the Company's Utah and North Dakota gas production.
Derivatives
The following is a summary of the realized derivative gain (loss) on oil and gas derivative contracts:

	Three months ended June 30			Six months ended June 30
($000s, except volume amounts)	2015	2014	% Change	2015	2014	% Change
Average crude oil volumes hedged (bbls/d) (1)	67,078	66,379	1	63,349	65,334	(3)
Crude oil realized derivative gain (loss) (1)	109,659	(70,629)	(255)	273,927	(125,740)	(318)
per bbl	8.75	(6.19)	(241)	10.90	(5.69)	(292)
Average natural gas volumes hedged (GJ/d) (2)	34,000	24,000	42	31,514	20,022	57
Natural gas realized derivative gain (loss)	3,244	(1,926)	(268)	5,333	(3,294)	(262)
per mcf	0.43	(0.29)	(248)	0.35	(0.26)	(235)
Average barrels of oil equivalent hedged (boe/d) (1)	72,449	70,170	3	68,327	68,497	-
Total realized derivative gain (loss) (1)	112,903	(72,555)	(256)	279,260	(129,034)	(316)
per boe	8.18	(5.80)	(241)	10.10	(5.32)	(290)

(1)
In the three and six months ended June 30, 2014, the crude oil realized derivative loss includes the realized derivative gains on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.
Management of cash flow variability is an integral component of Crescent Point's business strategy. Changing business conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rate movements on long-term debt are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties. The Company considers these derivative contracts to be an effective means to manage cash flow.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 65 percent, unless otherwise approved by the Board of Directors, net of royalty interest production.

CRESCENT POINT ENERGY CORP.	4

With ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point includes the hedging of price differentials as a component of the Company's risk management programs. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production.
The Company recorded total realized derivative gains of $112.9 million and $279.3 million for the three and six months ended June 30, 2015, respectively, compared to total realized derivative losses of $72.6 million and $129.0 million, respectively, for the same periods in 2014.
The Company's realized derivative gain for oil was $109.7 million and $273.9 million for the three and six months ended June 30, 2015, respectively, compared to realized derivative losses of $70.6 million and $125.7 million for the same periods in 2014. The realized derivative gains in the three and six months ended June 30, 2015 are largely attributable to a decrease in the Cdn$ WTI benchmark price, partially offset by the decrease in the Company's average derivative oil price. The realized derivative gain for the six months ended June 30, 2015 was also partially offset by the decrease in oil volumes hedged. During the three months ended June 30, 2015, the Company's average derivative oil price decreased by 11 percent or $10.72 per bbl, from $100.24 per bbl in 2014 to $89.52 per bbl in 2015. During the six months ended June 30, 2015, the Company's average derivative oil price decreased by 10 percent or $10.47 per bbl, from $100.15 per bbl in 2014 to $89.68 per bbl in 2015.
Crescent Point's realized derivative gain for gas was $3.2 million and $5.3 million for the three and six months ended June 30, 2015, respectively, compared to realized derivative losses of $1.9 million and $3.3 million, respectively, for the same periods in 2014. The realized derivative gains in the three and six months ended June 30, 2015 are largely attributable to the decrease in the AECO monthly index price and the increase in gas volumes hedged as a result of increased production. During the three and six months ended June 30, 2015, the Company's average derivative gas price remained consistent with the same periods in 2014 at $3.58 per GJ and $3.60 per GJ, respectively.
The Company has not designated any of its risk management activities as accounting hedges under International Accounting Standard 39, Financial Instruments: Recognition and Measurement and, accordingly, has recorded its derivatives at fair value.
The following is a summary of the Company's unrealized derivative gain (loss):

	Three months ended June 30			Six months ended June 30
($000s)	2015	2014	% Change	2015	2014	% Change
Crude oil	(302,633)	(44,814)	575	(390,838)	(205,745)	90
Natural gas	(1,753)	4,175	(142)	(195)	(7,480)	(97)
Interest	1,301	706	84	1,924	1,990	(3)
Power	613	58	957	116	193	(40)
Cross currency interest rate	(55,456)	(40,590)	37	74,682	(5,635)	(1,425)
Cross currency principal	(829)	(938)	(12)	1,772	(55)	(3,322)
Foreign exchange	(398)	(194)	105	-	(1,049)	-
Total unrealized derivative loss	(359,155)	(81,597)	340	(312,539)	(217,781)	44
The Company recognized a total unrealized derivative loss of $359.2 million for the three months ended June 30, 2015 compared to $81.6 million in the same period in 2014, primarily due to a $302.6 million unrealized derivative loss on crude oil contracts in the second quarter of 2015 compared to $44.8 million in the second quarter of 2014. The unrealized oil derivative loss for the three months ended June 30, 2015 is primarily attributable to the increase in the Cdn$ WTI forward benchmark price at June 30, 2015 compared to March 31, 2015 and the maturity of in the money contract months. The unrealized oil derivative loss for the three months ended June 30, 2014 was primarily attributable to the increase in the Cdn$ WTI forward benchmark price at June 30, 2014 compared to March 31, 2014.
The total unrealized derivative loss in the second quarter of 2015 was also partially attributable to a $55.5 million unrealized derivative loss on Cross Currency Interest Rate Swaps (“CCIRS”) compared to $40.6 million in the second quarter of 2014. The unrealized CCIRS derivative loss for the three months ended June 30, 2015 was primarily the result of the stronger forward Canadian dollar at June 30, 2015 compared to March 31, 2015. The unrealized CCIRS derivative loss for the three months ended June 30, 2014 was primarily the result of the stronger forward Canadian dollar at June 30, 2014 compared to March 31, 2014.
During the six months ended June 30, 2015, the Company recognized a total unrealized derivative loss of $312.5 million compared to $217.8 million in the same period in 2014, primarily due to a $390.8 million unrealized derivative loss on crude oil contracts in the six months ended June 30, 2015 compared to $205.7 million for the same period of 2014. The unrealized oil derivative loss for the six months ended June 30, 2015 is primarily attributable to the maturity of in the money contract months and the increase in the near-term Cdn$ WTI forward benchmark price at June 30, 2015 compared to December 31, 2014. The unrealized oil derivative loss for the six months ended June 30, 2014 was primarily attributable to the increase in the Cdn$ WTI forward benchmark price at June 30, 2014 compared to December 31, 2013.
The total unrealized derivative loss in the six months ended June 30, 2015 was partially offset by a $74.7 million unrealized derivative gain on CCIRS compared to a $5.6 million unrealized derivative loss in the same period of 2014. The unrealized CCIRS derivative gain for the six months ended June 30, 2015 was primarily the result of the weaker forward Canadian dollar at June 30, 2015 compared to December 31, 2014. The unrealized CCIRS derivative loss for the six months ended June 30, 2014 was primarily the result of the slightly stronger long-term forward Canadian dollar at June 30, 2014 compared to December 31, 2013.

CRESCENT POINT ENERGY CORP.	5

Revenues

	Three months ended June 30			Six months ended June 30
($000s) (1)	2015	2014	% Change	2015	2014	% Change
Crude oil and NGL sales	753,262	1,112,312	(32)	1,343,390	2,105,073	(36)
Natural gas sales	22,896	35,568	(36)	46,401	71,736	(35)
Total oil and gas sales	776,158	1,147,880	(32)	1,389,791	2,176,809	(36)

(1)	Revenue is reported before realized derivatives and transportation.
Crude oil and NGL sales decreased 32 percent in the three months ended June 30, 2015, from $1.1 billion in 2014 to $753.3 million in 2015, primarily due to the 38 percent decrease in realized prices, partially offset by the 10 percent increase in crude oil and NGL production. The decrease in realized prices is largely a result of the 36 percent decrease in the Cdn$ WTI benchmark price as compared to the second quarter of 2014 and a wider corporate oil differential. The increased production in the second quarter of 2015 is primarily due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the third quarter of 2014.
Crude oil and NGL sales decreased 36 percent in the six months ended June 30, 2015, from $2.1 billion in 2014 to $1.3 billion in 2015, primarily due to the 44 percent decrease in realized prices, partially offset by the 14 percent increase in crude oil and NGL production. The decrease in realized prices is largely a result of the 41 percent decrease in the Cdn$ WTI benchmark price as compared to the first half of 2014 and a wider corporate oil differential. The increased production in the six months ended June 30, 2015 is primarily due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the third quarter of 2014.
Natural gas sales decreased 36 percent and 35 percent in the three and six months ended June 30, 2015, respectively, compared to the same 2014 periods. The decreases are primarily due to the 44 percent and 45 percent decreases in realized natural gas prices, partially offset by the 16 percent and 17 percent increases in natural gas production for the three and six months ended June 30, 2015, respectively. The decreases in realized natural gas prices are largely due to the decreases in the AECO daily benchmark prices. The increased natural gas production in 2015 is primarily due to successful drilling in Viewfield and Utah, partially offset by natural declines.
Royalties

	Three months ended June 30			Six months ended June 30
($000s, except % and per boe amounts)	2015	2014	% Change	2015	2014	% Change
Royalties	118,723	202,371	(41)	217,056	383,077	(43)
As a % of oil and gas sales	15	18	(3)	16	18	(2)
Per boe	8.60	16.19	(47)	7.85	15.80	(50)
Royalties decreased 41 percent and 43 percent in the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014. These decreases are largely due to the 32 percent and 36 percent decreases in oil and gas sales and the 3 percent and 2 percent decreases in royalties as a percentage of sales in the three and six months ended June 30, 2015, respectively.
Royalties as a percentage of sales for the three months ended June 30, 2015 decreased primarily due to the impact of the decrease in benchmark prices on crown royalty formulas and the unfavorable prior period adjustments recorded in the three months ended June 30, 2014. Royalties as a percentage of sales for the six months ended June 30, 2015 decreased primarily due to the impact of the decrease in benchmark prices on crown royalty formulas.
Operating Expenses

	Three months ended June 30			Six months ended June 30
($000s, except per boe amounts)	2015	2014	% Change	2015	2014	% Change
Operating expenses	162,311	157,832	3	326,695	305,391	7
Per boe	11.76	12.63	(7)	11.82	12.59	(6)
Operating expenses per boe decreased 7 percent and 6 percent in the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014. The decrease in the three months ended June 30, 2015 is primarily the result of decreased lease, chemical and well servicing costs, partially offset by increased property taxes and utility and fuel costs. The decrease in the six months ended June 30, 2015 is primarily the result of decreased repairs and maintenance, well servicing, lease, utility and fuel and labor costs, partially offset by increased property taxes.
Operating expenses increased 3 percent and 7 percent in the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014, primarily as a result of the growth in the Company's production from the successful execution of the drilling and development program and acquisitions completed in the third quarter of 2014, partially offset by the decrease in per boe operating expenses as noted above.

CRESCENT POINT ENERGY CORP.	6

Transportation Expenses

	Three months ended June 30			Six months ended June 30
($000s, except per boe amounts)	2015	2014	% Change	2015	2014	% Change
Transportation expenses	32,084	30,769	4	64,658	55,989	15
Per boe	2.33	2.46	(5)	2.34	2.31	1
Transportation expenses per boe decreased 5 percent in the three months ended June 30, 2015 compared to the same period in 2014. The decrease was primarily due to lower trucking costs as a result of the Company's investments in pipeline gathering systems, partially offset by higher pipeline tariffs resulting from increased tariff rates and pipeline usage. Transportation expenses per boe in the six months ended June 30, 2015 remained consistent with the comparative 2014 period.
Transportation expenses increased 4 percent and 15 percent in the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014, primarily as a result of the growth in the Company's production from the successful execution of the drilling and development program and acquisitions completed in the third quarter of 2014. Transportation expenses in the three months ended June 30, 2015 was partially offset by the decrease in per boe transportation expenses as noted above.
Netbacks

	Three months ended June 30
	2015			2014
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	60.09	3.02	56.25	91.83	(39)
Royalties	(9.29)	(0.31)	(8.60)	(16.19)	(47)
Operating expenses	(12.30)	(1.06)	(11.76)	(12.63)	(7)
Transportation expenses	(2.42)	(0.24)	(2.33)	(2.46)	(5)
Netback prior to realized derivatives	36.08	1.41	33.56	60.55	(45)
Realized gain (loss) on derivatives	8.75	0.43	8.18	(5.80)	(241)
Netback	44.83	1.84	41.74	54.75	(24)

	Six months ended June 30
	2015			2014
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	53.44	3.08	50.27	89.76	(44)
Royalties	(8.46)	(0.29)	(7.85)	(15.80)	(50)
Operating expenses	(12.32)	(1.12)	(11.82)	(12.59)	(6)
Transportation expenses	(2.39)	(0.30)	(2.34)	(2.31)	1
Netback prior to realized derivatives	30.27	1.37	28.26	59.06	(52)
Realized gain (loss) on derivatives	10.90	0.35	10.10	(5.32)	(290)
Netback	41.17	1.72	38.36	53.74	(29)
The Company's netback for the three months ended June 30, 2015 decreased 24 percent to $41.74 per boe from $54.75 per boe in the same period of 2014. The decrease in the Company's netback is primarily the result of the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and a wider corporate oil differential, partially offset by the realized gain on derivatives and the decrease in royalties, operating expenses and transportation expenses.
The Company's netback for the six months ended June 30, 2015 decreased 29 percent to $38.36 per boe from $53.74 per boe in the same period of 2014. The decrease in the Company's netback is primarily the result of the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and a wider corporate oil differential, partially offset by the realized gain on derivatives and the decrease in royalties and operating expenses.

CRESCENT POINT ENERGY CORP.	7

General and Administrative Expenses

	Three months ended June 30			Six months ended June 30
($000s, except per boe amounts)	2015	2014	% Change	2015	2014	% Change
General and administrative costs	37,855	35,645	6	67,236	58,715	15
Capitalized	(6,955)	(5,704)	22	(14,071)	(11,395)	23
Total general and administrative expenses	30,900	29,941	3	53,165	47,320	12
Transaction costs	(8,755)	(9,681)	(10)	(9,698)	(9,970)	(3)
General and administrative expenses	22,145	20,260	9	43,467	37,350	16
Per boe	1.60	1.62	(1)	1.57	1.54	2
General and administrative expenses per boe remained consistent in the three and six months ended June 30, 2015, compared to the same periods in 2014.
General and administrative expenses increased 9 percent and 16 percent in the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014. The increases are primarily due to the growth of the Company, including the continued expansion of operations in the United States.
Transactions costs incurred in the three and six months ended June 30, 2015 relate primarily to the acquisition of Legacy and minor property acquisitions.
Interest Expense

	Three months ended June 30			Six months ended June 30
($000s, except per boe amounts)	2015	2014	% Change	2015	2014	% Change
Interest expense	33,249	25,852	29	66,950	47,457	41
Per boe	2.41	2.07	16	2.42	1.96	23
Interest expense per boe increased 16 percent and 23 percent in the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014, reflecting the Company's higher average debt balance, largely as a result of the growth of the Company, partially offset by a slightly lower effective interest rate.
Interest expense increased 29 percent and 41 percent in the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014, primarily due to the Company's higher average debt balance, partially offset by a slightly lower effective interest rate. The higher average debt balance is the result of the Company's growth in production and fluctuations in working capital, including the impact of acquisitions completed in the third quarter of 2014.
Crescent Point actively manages exposure to fluctuations in interest rates through interest rate swaps, short term bankers' acceptances and the issuance of long-term fixed rate senior guaranteed notes. Refer to the Derivatives section above for further information.
Foreign Exchange Gain (Loss)

	Three months ended June 30			Six months ended June 30
($000s)	2015	2014	% Change	2015	2014	% Change
Realized
Foreign exchange gain (loss) on cross currency interest rate swaps - interest payment	1,283	(1,251)	(203)	2,410	(1,186)	(303)
Foreign exchange gain on cross currency interest rate swaps - principal repayment	-	-	-	8,618	-	-
Foreign exchange loss on settlement of US dollar senior guaranteed notes	-	-	-	(8,618)	-	-
Other foreign exchange gain (loss)	544	(462)	(218)	464	(307)	(251)
Unrealized
Foreign exchange gain (loss) on translation of US dollar senior guaranteed notes	31,001	38,947	(20)	(99,699)	(1,994)	4,900
Other foreign exchange gain (loss)	(110)	165	(167)	(1,126)	(229)	392
Foreign exchange gain (loss)	32,718	37,399	(13)	(97,951)	(3,716)	2,536

CRESCENT POINT ENERGY CORP.	8

The Company has senior guaranteed notes with aggregate principals of US$1.51 billion and Cdn$197.0 million. The Company records unrealized foreign exchange gains or losses on the revaluation of the US denominated senior guaranteed notes and related accrued interest. During the three and six month periods ending June 30, 2015, the Company recorded an unrealized foreign exchange gain of $31.0 million and an unrealized foreign exchange loss of $99.7 million, respectively, on translation of US dollar senior guaranteed notes and accrued interest compared to an unrealized foreign exchange gain of $38.9 million and an unrealized foreign exchange loss of $2.0 million, respectively, in the same periods of 2014. The unrealized foreign exchange gain from the translation of US dollar senior guaranteed notes and accrued interest in the second quarter of 2015 is attributable to a stronger Canadian dollar at June 30, 2015 as compared to March 31, 2015. The unrealized foreign exchange loss from the translation of US dollar senior guaranteed notes and accrued interest for the six months ended June 30, 2015 is attributable to a weaker Canadian dollar at June 30, 2015 as compared to December 31, 2014.
During the three and six months ended June 30, 2015, the Company realized foreign exchange gains of $1.3 million and $2.4 million, respectively, on the settlement of the CCIRS associated with interest payments made on the US dollar senior guaranteed notes, compared to losses of $1.3 million and $1.2 million, respectively, in the same periods in 2014. The realized foreign exchange gains for the three and six months ended June 30, 2015 are primarily due to the weaker Canadian dollar in the three and six months ended June 30, 2015 compared to the same periods in 2014.
Share-based Compensation Expense

	Three months ended June 30			Six months ended June 30
($000s, except per boe amounts)	2015	2014	% Change	2015	2014	% Change
Share-based compensation costs	19,879	41,974	(53)	45,949	67,923	(32)
Capitalized	(4,330)	(8,568)	(49)	(10,420)	(14,322)	(27)
Share-based compensation expense	15,549	33,406	(53)	35,529	53,601	(34)
Per boe	1.13	2.67	(58)	1.29	2.21	(42)
During the three and six months ended June 30, 2015, the Company recorded share-based compensation costs of $19.9 million and $45.9 million, respectively, a decrease of 53 percent and 32 percent, respectively, from the same 2014 periods. The decreases are primarily due to the decrease in expenses associated with incentive related awards, partially offset by the increase in expenses associated with base compensation restricted shares.
During the three and six months ended June 30, 2015, the Company capitalized share-based compensation costs of $4.3 million and $10.4 million, respectively, a decrease of 49 percent and 27 percent, respectively, from the same 2014 periods. The decreases are primarily the result of the decrease in expenses associated with incentive related awards, partially offset by the increase in expenses associated with base compensation restricted shares.
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Under the Restricted Share Bonus Plan at June 30, 2015, the Company is authorized to issue up to 10,465,609 common shares (June 30, 2014 - 12,669,712 common shares). The Company had 4,489,961 restricted shares outstanding at June 30, 2015 (June 30, 2014 - 3,943,050 restricted shares outstanding).
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 88,465 DSUs outstanding at June 30, 2015 (June 30, 2014 - 69,217 DSUs outstanding).
Depletion, Depreciation and Amortization

	Three months ended June 30			Six months ended June 30
($000s, except per boe amounts)	2015	2014	% Change	2015	2014	% Change
Depletion and depreciation	365,249	340,448	7	729,916	648,309	13
Amortization of E&E undeveloped land	47,517	69,194	(31)	94,754	135,631	(30)
Depletion, depreciation and amortization	412,766	409,642	1	824,670	783,940	5
Per boe	29.91	32.77	(9)	29.83	32.32	(8)
The Company's depletion, depreciation and amortization (“DD&A”) rate decreased 9 percent to $29.91 per boe for the three months ended June 30, 2015 from $32.77 per boe in the same period in 2014. In the six months ended June 30, 2015, the DD&A rate decreased 8 percent to $29.83 per boe from $32.32 per boe for the same 2014 period. These decreases are primarily a result of the Company's successful execution of the drilling and completion program and a reduction to the amortization of E&E undeveloped land.

CRESCENT POINT ENERGY CORP.	9

Other Income (Loss)
The Company recorded other losses of $6.2 million and other income of $17.5 million in the three and six months ended June 30, 2015, respectively, compared to other income of $5.3 million and $8.9 million, respectively, in the same periods in 2014. The other losses in the three months ended June 30, 2015 is comprised primarily of net unrealized losses on long-term investments. The other income in the six months ended June 30, 2015 is comprised primarily of net unrealized gains on long-term investments. The other income in the three and six months ended June 30, 2014 was comprised of net unrealized gains on long-term investments.
Taxes

	Three months ended June 30			Six months ended June 30
($000s)	2015	2014	% Change	2015	2014	% Change
Current tax expense	222	5	4,340	222	5	4,340
Deferred tax expense (recovery)	(14,324)	43,250	(133)	(37,541)	19,437	(293)
Current Tax Expense
In the three and six months ended June 30, 2015, the Company recorded current tax expense of $0.2 million compared to less than $0.1 million for the same periods in 2014. Refer to the Company's December 31, 2014 Annual Information Form for information on the Company's expected tax horizon.
Deferred Tax Expense (Recovery)
In the three and six months ended June 30, 2015, the Company recorded deferred tax recoveries of $14.3 million and $37.5 million, respectively, compared to deferred tax expenses of $43.3 million and $19.4 million, respectively, in the same periods in 2014. The deferred tax recoveries relate primarily to the net losses before income tax, partially offset by the impact of the two percent increase in the Alberta corporate income tax rate. The deferred tax expense recorded in the three and six months ended June 30, 2014 relate primarily to an increased utilization of tax pools as a result of the successful growth of the Company, partially offset by the unrealized derivative loss.
Funds Flow, Cash Flow, Adjusted Net Earnings from Operations and Net Income (Loss)

	Three months ended June 30			Six months ended June 30
($000s, except per share amounts)	2015	2014	% Change	2015	2014	% Change
Funds flow from operations	524,260	636,688	(18)	957,764	1,216,784	(21)
Funds flow from operations per share - diluted	1.14	1.55	(26)	2.11	3.01	(30)

Cash flow from operating activities	491,636	646,485	(24)	890,345	1,220,621	(27)
Cash flow from operating activities per share - diluted	1.07	1.58	(32)	1.96	3.02	(35)

Adjusted net earnings from operations	40,378	174,580	(77)	68,649	380,654	(82)
Adjusted net earnings from operations per share - diluted	0.09	0.43	(79)	0.15	0.94	(84)

Net income (loss)	(240,448)	98,586	(344)	(286,512)	129,476	(321)
Net income (loss) per share - diluted	(0.53)	0.24	(321)	(0.63)	0.32	(297)
Funds flow from operations decreased to $524.3 million in the second quarter of 2015 from $636.7 million in the same period in 2014 and decreased to $1.14 per share - diluted from $1.55 per share - diluted. The decrease in funds flow from operations is primarily the result of the decrease in the netback, partially offset by the increase in production volumes. The netback decreased due to the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and a wider corporate oil differential, partially offset by the realized gain on derivatives and the decrease in royalties, operating expenses and transportation expenses. Production volumes increased due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the third quarter of 2014. Funds flow from operations per share - diluted decreased in the second quarter of 2015 primarily due to the reasons discussed above and the impact of shares issued through the September 2014 and June 2015 equity offerings and the Company's DRIP and SDP.
Funds flow from operations decreased to $957.8 million in the six months ended June 30, 2015 from $1.2 billion in the same period in 2014 and decreased to $2.11 per share - diluted from $3.01 per share - diluted. The decrease in funds flow from operations is primarily the result of the decrease in the netback, partially offset by the increase in production volumes. The netback decreased due to the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and a wider corporate oil differential, partially offset by the realized gain on derivatives and the decrease in royalties and operating expenses. Production volumes increased due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the third quarter of 2014. Funds flow from operations per share - diluted decreased in the six months ended June 30, 2015, primarily due to the reasons discussed above and the impact of shares issued through the September 2014 and June 2015 equity offerings and the Company's DRIP and SDP.

CRESCENT POINT ENERGY CORP.	10

Cash flow from operating activities decreased 24 percent to $491.6 million in the second quarter of 2015 compared to $646.5 million in the same period in 2014, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted decreased 32 percent to $1.07 per share - diluted in the second quarter of 2015, primarily due to the reasons discussed above and the impact of shares issued through the September 2014 and June 2015 equity offerings and the Company's DRIP and SDP. In the six months ended June 30, 2015, cash flow from operating activities decreased 27 percent to $890.3 million compared to $1.2 billion in the same period in 2014, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted decreased 35 percent to $1.96 per share - diluted in the six months ended June 30, 2015, primarily due to the reasons discussed above and the impact of shares issued through the September 2014 and June 2015 equity offerings and the Company's DRIP and SDP.
The Company reported adjusted net earnings of $40.4 million in the second quarter of 2015 compared to $174.6 million in the same period in 2014, primarily as a result of the decrease in funds flow from operations, an increase in depletion expense and fluctuations in deferred taxes, partially offset by a decrease in share-based compensation expense. Adjusted net earnings from operations per share - diluted decreased 79 percent to $0.09 per share - diluted in the second quarter of 2015 primarily due to the same reasons discussed above and the impact of shares issued through the September 2014 and June 2015 equity offerings and the Company's DRIP and SDP.
Adjusted net earnings for the six month period ended June 30, 2015 was $68.6 million compared to $380.7 million in the same period in 2014, primarily as a result of the decrease in funds flow from operations and increase in depletion expense, partially offset by a decrease in share-based compensation expense and fluctuations in deferred taxes. Adjusted net earnings from operations per share - diluted decreased 84 percent to $0.15 per share - diluted in the six months ended June 30, 2015, primarily due to the same reasons discussed above and the impact of shares issued through the September 2014 and June 2015 equity offerings and the Company's DRIP and SDP.
The Company reported a net loss of $240.4 million in the second quarter of 2015 compared to net income of $98.6 million in the same period in 2014, primarily as a result of the increase in unrealized derivative losses, decrease in funds flow from operations and other losses, partially offset by the deferred tax recovery and the decrease in share-based compensation. In the six month period ended June 30, 2015, the Company reported a net loss of $286.5 million compared to net income of $129.5 million in the same period of 2014. The decrease in net income is largely due to the decrease in funds flow from operations, increase in unrealized foreign exchange losses, unrealized derivative losses and depletion, depreciation and amortization expense, partially offset by the deferred tax recovery and decrease in share-based compensation.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IAS 39, Financial Instruments: Recognition and Measurement, and, accordingly, has recorded its derivatives at fair value.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and the ability to fund dividends over time. The Company's commodity derivatives portfolio extends out 3½ years from the current quarter.
IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period which the physical sales occur.
The Company's financial results should be viewed with the understanding that the future gain or loss on financial derivatives is recorded in the current period's results, while the future value of the underlying physical sales is not.

CRESCENT POINT ENERGY CORP.	11

Dividends
The following table provides a reconciliation of dividends:

	Three months ended June 30			Six months ended June 30
($000s, except per share amounts)	2015	2014	% Change	2015	2014	% Change
Adjusted dividends	325,132	286,128	14	637,752	564,404	13
Fair value of discount on market value of shares issued pursuant to DRIP and SDP	5,313	-	-	10,161	-	-
Dividends declared to shareholders	330,445	286,128	15	647,913	564,404	15

Accumulated dividends, beginning of period	6,247,618	5,033,798	24	5,930,150	4,755,522	25
Dividends declared to shareholders	330,445	286,128	15	647,913	564,404	15
Accumulated dividends, end of period	6,578,063	5,319,926	24	6,578,063	5,319,926	24

Accumulated dividends per share, beginning of period	29.52	26.76	10	28.83	26.07	11
Dividends to shareholders per share	0.69	0.69	-	1.38	1.38	-
Accumulated dividends per share, end of period	30.21	27.45	10	30.21	27.45	10
The Company maintained monthly dividends of $0.23 per share during the first half of 2015.
Dividends increased 15 percent in both the three and six month periods ended June 30, 2015, compared to the same periods in 2014. The increases in dividends relates to an increase in the number of shares outstanding primarily due to the bought deal financings which closed in September 2014 and June 2015, the issuance of shares on the Legacy and T.Bird Oil Ltd. acquisitions and issuances to shareholders pursuant to the DRIP and SDP in lieu of cash dividends.
Crescent Point believes it is well positioned to pay monthly dividends as the Company continues to exploit and develop its resource plays. Crescent Point's risk management strategy minimizes exposure to commodity price volatility and provides a measure of sustainability to dividends through periods of fluctuating market prices.
Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At June 30, 2015, the investments are recorded at a fair value of $25.7 million which is $15.1 million more than the original cost of the investments.
Private Companies
The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At June 30, 2015, the investments are recorded at a fair value of $36.0 million which is $31.0 million less than the original cost of the investments.
Other Long-Term Assets
At June 30, 2015, other long-term assets consist of $43.2 million related to the reclamation fund and $11.6 million of investment tax credits.
As part of Crescent Point's ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund to fund future decommissioning costs and environmental initiatives. During the three months ended June 30, 2015, the Company contributed $0.60 per produced boe to the fund, of which $0.40 per boe was for future decommissioning costs and $0.20 per boe was directed to environmental initiatives.
The reclamation fund increased by $5.2 million during the second quarter of 2015 due to contributions of $8.3 million and $1.3 million as a result of capital acquisitions, partially offset by expenditures of $4.4 million. The expenditures included $2.5 million related primarily to decommissioning work completed in southeast Saskatchewan and Alberta and $1.9 million related to environmental initiatives completed primarily in Saskatchewan to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. Since inception, $155.3 million has been contributed to the reclamation fund and $113.5 million has been spent.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the three and six months ended June 30, 2015, Crescent Point recorded $0.3 million and $0.9 million, respectively, (June 30, 2014 - $0.2 million and $0.5 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded $0.6 million and $0.7 million during the three and six months, respectively, ended June 30, 2015 (June 30, 2014 - $0.1 million and $0.1 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

CRESCENT POINT ENERGY CORP.	12

Capital Expenditures

	Three months ended June 30			Six months ended June 30
($000s)	2015	2014	% Change	2015	2014	% Change
Capital acquisitions (net) (1)	1,477,891	1,566,487	(6)	1,493,471	1,599,773	(7)
Development capital expenditures	329,264	271,537	21	886,044	841,964	5
Capitalized administration (2)	6,955	5,704	22	14,071	11,395	23
Office equipment (3)	2,446	15,969	(85)	9,145	20,413	(55)
Total	1,816,556	1,859,697	(2)	2,402,731	2,473,545	(3)

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excludes transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

(3)	Office equipment excludes the capitalized non-cash lease inducement.
Capital Acquisitions
Corporate Acquisitions
Legacy Oil + Gas Inc.
On June 30, 2015, Crescent Point completed the acquisition, by way of plan of arrangement, of all issued and outstanding common shares of Legacy, a public oil and gas company with properties in southeast Saskatchewan, Manitoba, Alberta and North Dakota. Total consideration for the Legacy shares was approximately $1.48 billion and included the issuance of approximately 18.2 million Crescent Point common shares, anticipated cash adjustments to shareholders of $19.4 million, assumed long-term debt and working capital ($1.35 billion was allocated to PP&E and $95.4 million was allocated to E&E assets, including $76.0 million related to decommissioning liability).
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the six months ended June 30, 2015 for net consideration of $16.5 million ($10.2 million was allocated to PP&E and $12.7 million was allocated to E&E assets, including $0.2 million related to decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Development Capital Expenditures
The Company's development capital expenditures in the second quarter of 2015 were $329.3 million compared to $271.5 million in the second quarter of 2014. In the second quarter of 2015, 185 (142.6 net) wells were drilled with a success rate of 100 percent. The development capital for the three months ended June 30, 2015 included $58.6 million on facilities, land and seismic.
The Company's development capital expenditures in the six months ended June 30, 2015 were $886.0 million compared to $842.0 million in the same period in 2014. In the first half of 2015, 428 (359.1 net) wells were drilled with a success rate of 100 percent. The development capital for the first half of 2015 included $119.2 million on facilities, land and seismic.
Crescent Point's budgeted capital program for 2015 is $1.45 billion, not including acquisitions. The Company searches for acquisition opportunities that align with strategic parameters and evaluates each prospect on a case-by-case basis.
Goodwill
The Company's goodwill balance as at June 30, 2015 was $251.9 million which is unchanged from December 31, 2014. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Decommissioning Liability
The decommissioning liability increased by $140.1 million during the second quarter of 2015 from $1.1 billion at March 31, 2015 to $1.2 billion at June 30, 2015. The increase relates to $104.2 million due to the revaluation of acquired liabilities, $76.1 million as a result of net capital acquisitions, $8.8 million in respect of drilling and $5.4 million of accretion expense, partially offset by $51.9 million due to changes in estimates pertaining to discount rates and $2.5 million for liabilities settled.
Other Long-Term Liabilities
At June 30, 2015, other long-term liabilities consist of $48.9 million related to a lease inducement, $6.8 million related to the unrecoverable portion of a building lease acquired through capital acquisitions and $2.3 million of long-term compensation liabilities related to the DSU plan. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability will be amortized on a straight-line basis over the term of the lease to June 2030.

CRESCENT POINT ENERGY CORP.	13

Liquidity and Capital Resources

Capitalization Table ($000s, except share, per share, ratio and percent amounts)	June 30, 2015	December 31, 2014
Net debt	3,976,906	3,191,109
Shares outstanding (1)	496,077,262	446,510,210
Market price at end of period (per share)	25.63	26.91
Market capitalization	12,714,460	12,015,590
Total capitalization	16,691,366	15,206,699
Net debt as a percentage of total capitalization	24	21
Annual funds flow from operations	2,149,025	2,408,045
Net debt to funds flow from operations (2)	1.9	1.3

(1)
The shares outstanding balance at June 30, 2015 excludes 1,466,198 common shares issued on July 15, 2015 pursuant to the DRIP and SDP. The shares outstanding balance at December 31, 2014 excludes 1,181,265 common shares issued on January 15, 2015 pursuant to the DRIP and SDP.

(2)
The net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

At June 30, 2015, Crescent Point was capitalized with 76 percent equity compared to 79 percent at December 31, 2014. The Company's net debt to funds flow from operations ratio at June 30, 2015 was 1.9 times, compared to 1.3 times at December 31, 2014. This increase is largely due to the increase in average debt as a result of the Company's development capital expenditures and the increase in net debt from the acquisition of Legacy, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisition. Crescent Point's objective is to manage net debt to funds flow from operations to be well positioned to pay monthly dividends and to continue to exploit and develop its resources plays.
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes.
The Company has a syndicated unsecured credit facility with sixteen banks and an operating credit facility with one Canadian chartered bank totaling $3.6 billion. The syndicated unsecured credit facility includes an accordion feature that allows the Company to increase the facility by up to $500.0 million. As at June 30, 2015, the Company had approximately $945.5 million drawn on bank credit facilities, including $13.7 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $2.65 billion.
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.51 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Concurrent with the issuance of US$1.48 billion senior guaranteed notes, the Company entered into cross currency interest rate swaps (''CCIRS'') with a syndicate of financial institutions. To manage the Company's foreign exchange risk, the CCIRS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.56 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.
At June 30, 2015, long-term debt included $983.7 million acquired from the Legacy acquisition. The debt consisted of $685.1 million drawn on a bank credit facility, settled July 2, 2015, and the fair value of a credit note, including the change of control payment, of $298.6 million, settled on July 8, 2015.
The Company is in compliance with all debt covenants at June 30, 2015 and the following table lists the financial covenants as at June 30, 2015:

Covenant Description	Maximum Ratio	June 30, 2015
Senior debt to EBITDA (1) (2) (5)	3.5	1.8
Total debt to EBITDA (1) (3) (5)	4.0	1.8
Senior debt to capital (4)	0.55	0.28

(1)
EBITDA is calculated as earnings before interest, taxes, depletion, depreciation and amortization, adjusted for certain non-cash items. EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses.

(5)	Senior debt to EBITDA and Total debt to EBITDA for the Company's senior guaranteed note covenants at June 30, 2015 was 1.6, adjusted for material acquisitions.
The Company has a successful DRIP and SDP which raised $194.4 million during the first half of 2015 (year ended December 31, 2014 - $339.9 million).
Crescent Point's development capital budget for 2015 is $1.45 billion, with average 2015 production forecast at 163,500 boe/d.

CRESCENT POINT ENERGY CORP.	14

Crescent Point's management believes that with the high quality reserve base and development inventory, excellent balance sheet and solid hedging program, the Company is well positioned to meet its planned growth and development targets to continue generating strong operating and financial results through 2015 and beyond.
Shareholders' Equity
At June 30, 2015, Crescent Point had 496.1 million common shares issued and outstanding compared to 446.5 million common shares at December 31, 2014. The increase of 49.6 million shares relates primarily to the June 2015 bought deal financing, the acquisition of Legacy in June 2015 and shares issued pursuant to the DRIP and SDP:

•	In June 2015, Crescent Point and a syndicate of underwriters closed a bought deal financing of 23.2 million shares at $28.50 per share for gross proceeds of $660.1 million;

•	Crescent Point issued 18.2 million shares to Legacy shareholders at a price of $25.65 per share on closing of the acquisition on June 30, 2015;

•	Crescent Point issued less than 0.1 million shares on closing of minor acquisitions during the six months ended June 30, 2015; and

•
Crescent Point issued 6.8 million shares pursuant to the DRIP and SDP programs during the six months ended June 30, 2015 for proceeds of $194.4 million and issued 1.4 million shares pursuant to the Restricted Share Bonus Plan.

Crescent Point's total capitalization increased to $16.7 billion at June 30, 2015 compared to $15.2 billion at December 31, 2014, with the market value of the shares at June 30, 2015 representing 76 percent of the total capitalization.
As of the date of this report, the Company had 498,297,217 common shares outstanding.
Subsequent Events
Arrangement Agreement with Coral Hill Energy Ltd.
On July 2, 2015, Crescent Point announced that it entered into an agreement, by way of plan of arrangement, to acquire all of the remaining issued and outstanding shares of Coral Hill Energy Ltd. ("Coral Hill"), a private oil and gas producer with properties in west central Alberta. Total consideration is estimated to be approximately $258 million, including the Coral Hill shares already owned by Crescent Point, and will include a combination of Crescent Point shares and assumed debt. The arrangement with Coral Hill is expected to close on or about August 14, 2015.
Settlement of Long-term Debt acquired through Capital Acquisitions
On July 2, 2015 and July 8, 2015, Crescent Point settled the $685.1 million drawn on the bank facility and the US$239.4 million credit note debt from the Legacy acquisition, respectively.
Base Shelf Prospectus
On July 20, 2015, Crescent Point filed a short form base shelf prospectus (the “Prospectus”) with the securities regulatory authorities in each of the provinces of Canada, and a corresponding registration statement with the United States Securities and Exchange Commission under the Multijurisdictional Disclosure System. The Prospectus will allow Crescent Point to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more Prospectus Supplements at any time during the 25-month period that the Prospectus remains in place up to an aggregate offering amount of $2.5 billion. The securities may be issued from time to time, at the discretion of Crescent Point, and the ability to issue securities will be subject to market conditions at the time any securities are offered.
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the six months ended June 30, 2015. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2014.
Changes in Accounting Policies
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In July 2015, the IASB announced an amendment to IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	15

Summary of Quarterly Results

	2015		2014				2013
($000s, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Oil and gas sales	776,158	613,633	930,274	1,103,029	1,147,880	1,028,929	908,637	980,829

Average daily production
Crude oil and NGLs (bbls/d)	137,742	140,043	140,767	128,495	125,344	118,987	115,971	107,332
Natural gas (mcf/d)	83,366	82,867	78,332	76,126	72,143	69,558	70,017	63,785
Total (boe/d)	151,636	153,854	153,822	141,183	137,368	130,580	127,641	117,963

Net income (loss)	(240,448)	(46,064)	121,359	258,059	98,586	30,890	(13,723)	87,879
Net income (loss) per share	(0.53)	(0.10)	0.27	0.61	0.24	0.08	(0.03)	0.23
Net income (loss) per share – diluted	(0.53)	(0.10)	0.27	0.60	0.24	0.08	(0.03)	0.22

Adjusted net earnings from operations	40,378	28,271	(12,424)	178,433	174,580	206,074	150,912	162,819
Adjusted net earnings from operations per share	0.09	0.06	(0.03)	0.42	0.43	0.52	0.38	0.42
Adjusted net earnings from operations per share – diluted	0.09	0.06	(0.03)	0.42	0.43	0.52	0.38	0.42

Cash flow from operating activities	491,636	398,709	651,851	583,084	646,485	574,136	508,090	542,809
Cash flow from operating activities per share	1.08	0.89	1.46	1.37	1.59	1.45	1.29	1.39
Cash flow from operating activities per share – diluted	1.07	0.89	1.46	1.37	1.58	1.44	1.29	1.39

Funds flow from operations	524,260	433,504	572,868	618,393	636,688	580,096	533,310	554,144
Funds flow from operations per share	1.15	0.97	1.29	1.46	1.56	1.46	1.35	1.42
Funds flow from operations per share – diluted	1.14	0.96	1.28	1.45	1.55	1.45	1.35	1.42

Working capital (deficit) (1)	(276,567)	(251,691)	(433,081)	(326,289)	(219,932)	(391,893)	(406,134)	(318,224)
Total assets	17,972,700	16,910,980	16,467,085	15,887,022	14,901,997	13,165,018	12,736,793	12,526,359
Total liabilities	7,270,182	6,838,750	6,306,196	5,702,181	5,697,718	4,743,291	4,236,720	3,926,421
Net debt	3,976,906	3,535,803	3,191,109	2,774,591	2,836,829	2,309,906	2,077,078	1,887,431
Total long-term derivative liabilities	22,133	572	215	73,590	137,083	95,632	25,846	10,305

Weighted average shares – diluted (thousands)	459,366	450,420	446,755	427,075	410,051	399,007	395,277	390,607

Capital expenditures (2)	1,816,556	586,175	735,909	1,152,204	1,859,697	613,848	510,889	531,880

Adjusted dividends	325,132	312,620	310,461	299,763	286,128	278,276	274,797	271,855
Dividends declared per share	0.69	0.69	0.69	0.69	0.69	0.69	0.69	0.69

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(2)
Capital expenditures exclude capitalized share-based compensation and the non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to increases in production, movement in the Cdn$ WTI benchmark price and fluctuations in corporate oil price differentials. The Company's production has generally increased due to a successful drilling program and several business combinations.
Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, and impairments to property, plant and equipment recorded in the fourth quarters of 2013 and 2014, along with associated fluctuations in the deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in funds flow from operations, depletion, impairments recorded in the fourth quarters of 2013 and 2014, and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	16

Capital expenditures fluctuated through this period as a result of timing of acquisitions and the Company's development drilling program. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to pay monthly dividends.
Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure on Issuers' Annual and Interim Filings”. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses were identified in Crescent Point's internal controls over financial reporting during the second quarter of 2015.
Outlook
Crescent Point's revised guidance for 2015 is as follows and assumes the successful completion of the Coral Hill arrangement on or about August 14, 2015:

Production	Prior	Revised
Oil and NGL (bbls/d)	149,750	149,750
Natural gas (mcf/d)	82,500	82,500
Total (boe/d)	163,500	163,500
Capital expenditures (1)
Drilling and completions ($000s)	1,335,000	1,237,000
Facilities, land and seismic ($000s)	215,000	213,000
Total ($000s)	1,550,000	1,450,000

(1)	The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's December 31, 2014 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	17

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Marketing and Prices", “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

●	Crescent Point’s 2015 guidance as outlined in the Outlook section and ability to meet planned growth and development targets;	●	Anticipated future operating, abandonment and decommissioning costs;

●	Pay monthly dividends;	●	Estimated future usable tax pools and anticipated
●	The anticipated impact of the use of financial commodity derivatives and fixed differential physical contracts on the stability of cashflows;		taxability;
		●	Expected tax horizon; and
●	Meeting planned capital and development targets and continue to generate strong operating and financial results;	●	Anticipated closing of the Coral Hill acquisition.

All of the material assumptions underlying these statements are noted in the "Marketing and Prices", “Dividends”, “Capital Expenditures”, Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates” and “Outlook” sections of this report.
The following are examples of references to forward-looking information:

●	Volume and product mix of Crescent Point's oil and gas production;	●	Future results from operations and operating metrics;
●	Future oil and gas prices in respect of Crescent Point's commodity risk management programs;	●	Future development, exploration and other expenditures;
●	The amount and timing of future decommissioning liabilities;	●	Future costs, expenses and royalty rates;
●	Future liquidity and financial capacity;	●	Future tax rates; and
●	Future interest rates and exchange rates;	●	The Company's tax pools.
This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	18

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CRESCENT POINT ENERGY CORP.	19

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (2) (4)
Laura Cillis (1)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (5)
Gerald Romanzin (1) (2)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Ryan Gritzfeldt
Vice President, Engineering and Business Development East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering and Business Development West
Mark Eade
Corporate Secretary
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	20